SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We have reached a net income of R$ 348 million in the 3Q09

Our CASK decreased 23.5%, while the CASK ex-fuel decreased 10.3%

São Paulo, November 12, 2009 – (BOVESPA:TAMM4, NYSE: TAM) We present our results for the third quarter of 2009 (3Q09). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais, according to the Brazilian accounting principles, BR GAAP, law 11,638. Throughout the document, a few explanations intend to clarify significant differences between the BR GAAP and the accounting principles according to the IFRS (International Financing Reporting Standards – issued by IASB)

Conference Calls

Portuguese (Click here to participate)	English (Click here to participate)
November 12, 2009	November 12, 2009
11:00 am (Brazil time)	12:30 am (Brazil time)
08:00 am (US EDT)	09:30 am (US EDT)

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Available from Nov/12/2009 until Nov/20/2009	Code: 42024370
Code: 66871702

Operational Performance

In the third quarter of 2009 we have seen a strong recovery in demand in the domestic market, which grew 26% compared with the same period of 2008. Part of that growth was caused by the return of business passengers, related to the economic recovery. In addition, demand was stimulated by the competitive landscape, especially during the month of September.

Although the international market has shown a reduction in its demand and occupancy rates, compared to the same period of 2008, we are seeing a strong improvement in the sector, pointing out that the basis for comparison is versus the pre-crisis period, when the rate of U.S. dollars was around R$ 1.60 in July and August 2008, causing the demand for the international market to be very encouraged.

Our revenues linked to foreign currencies amounted to 39% of our gross revenue. We believe that this percentage is important and serves as a natural protection for our operations, since between 40% and 50% of our costs are also linked to foreign currencies. In a scenario of the real appreciation versus the dollar, the impact of this change on the spread of our revenues and costs would be minimal, but for the medium and long term, we expect a strengthening of demand for Brazilians flying abroad.

We continue with our efforts by developing areas responsible for auxiliary revenue streams of the Company. We announced the first partnerships of Multiplus Fidelidade and increase the number of certifications that our Maintenance Center (MRO) has.

Highlights

• Financials

  Gross Revenue of R$ 2.5 billion in 3Q09

  EBIT margin of 4.2% in 3Q09

  Net income of R$ 348.0 million in 3Q09

  Decrease of 23.5% in the total CASK and 10.3% in the CASK excluding fuel, reflecting the Company’s permanent efforts to reduce costs

  Issuance of R$ 600 million in debentures in July

  Cash availabilities totaled R$ 1,473 million (including restrict cash)

• Prizes

  World Travel Awards, as the best airline company in South America

  Trustful Brands, as the airline that Brazilians trust the most, from Seleções Magazine

  The Most Admired Brazilian Airline, from Carta Capital Magazine

  Best Airline company, from Viagem e Turismo

  Top of Mind Airline from Folha

• Partnerships

  Code-share with Air China announcement

  Integration of loyalty programs with Austrian Airlines

  Extension of agreement with BMI

• Multiplus Fidelidade

  Ipiranga, Walmart and Livraria Cultura signed as our first partners

  Online catalogue launched

  Selection of the Oracle platform to link the partners loyalty programs

• MRO

  FAA Certification

  Boeing 767 Certification

• Operational 3Q09

  7.7 million passengers transported

  8% increase in RPK’s (versus 3Q08)

  Average Load Factor of 69.7%

  Daily aircraft utilization of 11.6 hours

• Market Share (quarter average)

  Domestic – 43.7% (October 44.6%)

  International – 88.3% (October 86.8%)

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Subsequent Events

On October 9, 2009, commander David Barioni Neto, our CEO at the time, renounced his position by his own decision. Our Vice-President of Finance, Management and IT and Investor Relations Director, Líbano Miranda Barroso, whom since 2004 already participates in the company’s executive directory, will accumulate temporarily the position of CEO.

On October 22, 2009, we announced that TAM Capital 2 Inc., which is wholly owned by TAM'sits subsidiary TAM Linhas Aéreas S.A., issued U$ 300 million in Senior Guaranteed Notes due 2020 (the “Bonds”). Interest on the bonds will be payable semi-annually, with cupons of 9.5% per annum. TAM and its subsidiary, TAM Linhas Aéreas S.A.., will provide an irrevocable, irretractable joint guarantee for TAM Capital 2's obligations under the Bonds. The net proceeds will be applied all TAM Capital 2 obligations, in the context of the aforesaid issue. The funds obtained with the Bonds will be allocated primarily for general corporate purposes.

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Main Financial and Operational Indicators

BRGAAP (In reais, except when indicated otherwise)	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variation

Operational Income (millions)	2,419.1	2,896.3	-16.5%	2,298.5	5.2%	7,356.6	7,671.0	-4.1%
Total Operating Expenses (millions)	2,318.0	2,720.4	-14.8%	2,393.7	-3.2%	7,158.0	7,280.1	-1.7%
EBIT (millions)	101.1	175.9	-42.5%	-95.3	N.A.	198.6	390.9	-49.2%
EBIT Margin %	4.2	6.1	-1.9 p.p.	-4.1	8.3 p.p.	2.7	5.1	-2.4 p.p.
EBITDA (millions)	247.8	308.3	-19.6%	55	347.0%	633.6	695.3	-8.9%
EBITDA Margin %	10.2	10.6	-0.4 p.p.	2.4	7.8 p.p.	8.6	9.1	-0.5 p.p.
EBITDAR (millions)	377.1	421.8	-10.6%	191.5	96.9%	1,071.9	1,035.4	3.5%
EBITDAR Margin %	15.6	14.6	1.0 p.p.	8.3	7.3 p.p.	14.6	13.5	1.1 p.p.
Net Income (millions)	348.0	-663.6	N.A.	788.9	-55.9%	1,198.6	-280.5	N.A.

RASK (Domestic + International) (cents)	15.0	20.1	-25.0%	14.6	3.4%	15.3	18.3	-16.3%
Domestic Scheduled RASK (cents)	13.1	18.2	-28.1%	13.2	-0.8%	13.4	17.1	-21.6%
International Scheduled RASK (cents)	10.1	14.9	-32.2%	9.0	12.0%	10.5	12.6	-16.6%
International Scheduled RASK (USD cents)	5.7	7.8	-27.0%	4.6	22.9%	5.9	6.6	-10.2%

Yield (Domestic + International)l (cents)	19.7	26.4	-25.2%	20.5	-3.7%	20.9	24.2	-13.3%
Domestic Scheduled Yield (cents)	21.0	28.8	-27.0%	22.6	-7.0%	22.4	26.4	-15.2%
International Scheduled Yield (cents)	13.6	18.6	-26.9%	13.1	3.6%	14.7	16.4	-10.4%
International Scheduled Yield (USD cents)	7.6	9.7	-21.3%	6.7	13.7%	8.3	8.6	-3.5%

Load Factor %	69.7	72.2	-2.5 p.p.	64.4	5.2 p.p.	67.1	71.9	-4.8 p.p.
Domestic Load Factor %	66.6	67.6	-1.0 p.p.	61.7	4.9 p.p.	64.2	69.0	-4.8 p.p.
International Load Factor %	74.1	79.6	-5.5 p.p.	68.4	5.7 p.p.	71.4	76.6	-5.2 p.p.

CASK (cents)	14.4	18.9	-23.5%	15.2	-4.9%	14.9	17.4	-14.1%
CASK excluding fuel (cents)	10.1	11.2	-10.3%	11.2	-10.5%	10.7	10.4	3.4%

CASK USD (cents)	7.7	11.3	-31.7%	7.3	5.5%	7.2	10.3	-30.5%
CASK USD excluding fuel (cents)	5.4	6.7	-19.8%	5.4	-0.7%	5.1	6.1	-16.3%

Obs.: RASK is net of taxes and Yield gross of taxes

Market

Industry growth in the domestic and international markets

Total Domestic Market – Presented a growth in demand of 26% when comparing 3Q09 to 3Q08 and 18% growth in supply in the same period. Due to these facts, the load factor of the industry recorded an increase of 3.9 percentage points to 67.4% in 3Q09 versus 63.4% in 3Q08.

Total International Market – In the international market, we observed a decrease in demand of 3% and an increase of 6% on the supply, comparing 3Q09 to 3Q08. These factors led to a reduction in the load factor from 77.0% to 70.9% in 3Q08 and 3Q09, respectively.

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Financial Results – BR GAAP

All the values shown in the tables below are prepared in accordance with Brazilian accounting principles law 11,638 (BR GAAP) and were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the outcome of the percentage variation may diverge from the amounts shown in the tables below.

Income Statement – In millions of reais

	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variaton

Operational Income	2,511.9	3,006.2	-16.4%	2,394.8	4.9%	7,641.7	7,968.1	-4.1%
Flight Revenue	2,208.6	2,743.6	-19.5%	2,085.1	5.9%	6,741.4	7,280.7	-7.4%
Domestic	1,307.0	1,670.2	-21.7%	1,286.3	1.6%	4,035.8	4,521.1	-10.7%
International	663.5	813.1	-18.4%	583.9	13.6%	2,044.2	2,029.0	0.8%
Cargo	238.1	260.4	-8.6%	214.9	10.8%	661.3	730.6	-9.5%
Other operating sales and/or services revenues	303.4	262.5	15.5%	309.7	-2.0%	900.3	687.5	30.9%
Sales deductions and taxes	(92.8)	(109.9)	-15.5%	(96.3)	-3.6%	(285.1)	(297.2)	-4.1%

Net Operational Income	2,419.1	2,896.3	-16.5%	2,298.5	5.2%	7,356.6	7,671.0	-4.1%

Operational Expenses
Fuel	(701.3)	(1,103.6)	-36.5%	(619.9)	13.1%	(2,016.3)	(2,937.0)	-31.3%
Selling and marketing expenses	(198.0)	(258.5)	-23.4%	(249.3)	-20.6%	(602.9)	(727.3)	-17.1%
Aircraft, engine and equipment leasings	(129.3)	(113.6)	13.8%	(136.1)	-5.0%	(438.3)	(340.1)	28.9%
Personnel	(485.5)	(448.3)	8.3%	(506.1)	-4.1%	(1,513.1)	(1,268.3)	19.3%
Maintenance and reviews (except personnel)	(139.5)	(110.9)	25.8%	(188.6)	-26.0%	(538.4)	(308.1)	74.7%
Outsourced services	(175.6)	(186.7)	-5.9%	(186.1)	-5.6%	(565.1)	(497.8)	13.5%
Landing, take-off and navigation charges	(142.8)	(101.7)	40.4%	(156.1)	-8.6%	(444.5)	(346.5)	28.3%
Deprecciation and amortization	(146.7)	(132.4)	10.8%	(150.7)	-2.7%	(435.0)	(304.4)	42.9%
Aircraft insurance	(15.9)	(11.7)	35.7%	(15.9)	-0.1%	(47.7)	(35.9)	32.8%
Other	(183.5)	(253.0)	-27.5%	(184.9)	-0.8%	(556.7)	(514.6)	8.2%

Total of operational expenses	(2,318.0)	(2,720.4)	-14.8%	(2,393.7)	-3.2%	(7,158.0)	(7,280.1)	-1.7%

EBIT	101.1	175.9	-42.5%	(95.3)	N.A.	198.6	390.9	-49.2%

Financial income (expense)	406.3	(1,158.0)	N.A.	1,284	-68.4%	1,595	(770)	N.A.

Operating Income (loss)	507.4	(982.1)	N.A.	1,188.6	-57.3%	1,793.4	(378.7)	N.A.
Income tax and social contribution	(159.2)	318.6	N.A.	(399.1)	-60.1%	(593.3)	98.0	N.A.

Income (loss) before minority interest	348.2	(663.6)	N.A.	789.5	-55.9%	1,200.1	(280.7)	N.A.
Minority Interest	(0.2)	(0.1)	171.2%	(0.6)	-67.6%	(1.5)	0.2	N.A.

Net Income	348.0	(663.6)	N.A.	788.9	-55.9%	1,198.6	(280.5)	N.A.

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Gross Revenue
Decrease of 16.4% in 3Q09 compared to 3Q08, reaching R$ 2,511.9 million, due to:

Domestic Revenue
Decreased 21.7% to R$ 1,307.0 million due to a reduction in scheduled yield of 27.0%, partially offset by an increase of demand in RPK of 7.7% .

International Revenue
Decrease of 18.4% to R$ 663.5 due to a decrease of yield in reais of 26.9%, impacted by the appreciation of the real against the dollar by 7.1%, partially offset by an increase in demand of 13.0%.

Cargo Revenue
Decrease of 8.6%, reaching R$ 238.1 million mainly due to the impact of the slowdown in the global economy, reducing primarily our shipment volumes, but also impacting prices.

Other Revenues
Increase of 15.5% to R$ 303.4 million due to an increase in sales of the loyalty program points of 8.8%, as well as an increase of 35.0% of expired tickets and others.

Main Revenue and Expenses – In real cents per ASK

	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variation

Operational Income	15.62	20.84	-25.0%	15.16	3.0%	15.93	19.02	-16.3%
Flight Revenue	13.74	19.02	-27.8%	13.20	4.1%	14.05	17.38	-19.1%
Domestic	8.13	11.58	-29.8%	8.14	-0.2%	8.41	10.79	-22.1%
International	4.13	5.64	-26.8%	3.70	11.6%	4.26	4.84	-12.0%
Cargo	1.48	1.80	-18.0%	1.36	8.8%	1.38	1.74	-21.0%
Other operating sales and/or services revenues	1.89	1.82	3.7%	1.96	-3.8%	1.88	1.64	14.3%
Sales deductions and taxes	(0.58)	(0.76)	-24.2%	(0.61)	-5.3%	(0.59)	(0.71)	-16.2%

Net Operational Income (RASK)	15.05	20.08	-25.0%	14.55	3.4%	15.33	18.31	-16.3%

Operational Expenses
Fuel	(4.36)	(7.65)	-43.0%	(3.93)	11.1%	(4.20)	(7.01)	-40.1%
Selling and marketing expenses	(1.23)	(1.79)	-31.3%	(1.58)	-22.0%	(1.26)	(1.74)	-27.6%
Aircraft, engine and equipment leasings	(0.80)	(0.79)	2.1%	(0.86)	-6.7%	(0.91)	(0.81)	12.5%
Personnel	(3.02)	(3.11)	-2.8%	(3.20)	-5.8%	(3.15)	(3.03)	4.2%
Maintenance and reviews (except personnel)	(0.87)	(0.77)	12.9%	(1.19)	-27.3%	(1.12)	(0.74)	52.6%
Outsourced services	(1.09)	(1.29)	-15.6%	(1.18)	-7.3%	(1.18)	(1.19)	-0.9%
Landing, take-off and navigation charges	(0.89)	(0.70)	26.0%	(0.99)	-10.2%	(0.93)	(0.83)	12.0%
Deprecciation and amortization	(0.91)	(0.92)	-0.6%	(0.95)	-4.4%	(0.91)	(0.73)	24.8%
Aircraft insurance	(0.10)	(0.08)	21.8%	(0.10)	-1.8%	(0.10)	(0.09)	16.0%
Other	(1.14)	(1.75)	-34.9%	(1.17)	-2.5%	(1.16)	(1.23)	-5.5%

Total of Operational Expenses(CASK)	(14.42)	(18.86)	-23.5%	(15.16)	-4.9%	(14.92)	(17.38)	-14.1%

Spread (RASK - CASK)	0.63	1.22	-48.4%	(0.60)	-204.3%	0.41	0.93	-55.6%

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Operational Expenses
Decrease of 14.8% to R$ 2,318.0 million in 3Q09 compared to 3Q08, due to the fuel expenses, sales and marketing, services provided by third parties and others. CASK decreased 23.5% to R$ 14.42 cents and CASK excluding fuel expenses decreased 10.3% to R$ 10.06 cents.

Fuel
Decrease of 36.5% to R$ 701.3 million, mainly by reducing the average cost per gallon in 40.7%, an increase of 6.1% in stage length, partially offset by the effect of the real depreciation against the dollar by 11.9% on the quarter average and by an increase in the volume of fuel consumption of 7.1% . Per ASK decreased by 43.0% .

Sales and Marketing
Decrease of 23.4% to R$ 198.0 million, representing 8.2% of total net revenues, down 0.7 percentage points, caused by a reduction in revenue, primarily from the international market and cargo, where commercial expenses are higher. Per ASK decreased by 31.3% .

Aircraft, engine and equipment leasing
Increased 13.8% to R$ 129.3 million mainly due to the real depreciation against the dollar of 11.9% on the quarter average compared to the same period of 2008. Per ASK increased by 2.1% .

Personnel Expenses
Increase of 8.3% to R$ 485.5 million due to salary increase of 8% in December 2008 and by a 1.2% increase in the number of employees, reaching 24,164 at the end of the quarter. Per ASK decreased by 2.8% .

Maintenance and repair (except personnel)
Increased 25.8% to R$ 139.5 million, due primarily to an increase of 15 aircraft in our fleet, increasing total flight hours in 5.8% and an 11.9% depreciation of the average rate of the real against the dollar during the quarter, partially offset by the change in our aircraft mix (eliminating the MD11 models from our fleet). Per ASK increased 12.9% .

Third party services
Decreased 5.9% to R$ 175.6 million, mainly due to the reduction of expenditures on advisory services and IT consulting. Per ASK decreased by 15.6% .

Landing, take-off and navigation charges
Increased 40.4% to R$ 142.8 million due to an increase in international flights, where expenses are higher than domestic charges, increased aid to navigation, which resulted from an increase of 7.6% in kilometers flown, a 1.4% increase in take-offs and a depreciation of 11.9% of the average rate for the quarter of the real against the dollar. Per ASK increased by 26.0% .

Depreciation and Amortization
Increased 10.8% to R$ 146.7 million primarily due to an increase of 10 aircraft classified as capital leases. Per ASK decreased by 0.6% .

Aircraft insurance
Increased 35.7% to R$ 15.9 million mainly due to net increase of our fleet of 15 aircraft, and the effect of the depreciation of 11.9% of the average rate for the quarter of the real against the dollar. Per ASK increased 21.8% .

Other
Decreased 27.5%, reaching R$ 183.5 million, mainly due to a non recurring reduction in our provisions. Per ASK reduced 34.9%

Net financial result
Net revenue of R$ 406.3 million, mainly due to the positive impact of exchange rate in relation to 2Q09, which affected our balance sheet.

Net income
Net income of R$ 348.0 million due to the above, representing a reversal of a negative margin of 22.9% in 3Q08 to a positive margin in 3Q09, representing 14.4% of net revenue.

EBIT
Our EBIT margin was 4.2%, reaching R$ 101.1 million in 3Q09, representing a decrease of 1.9 percentage points, which was a consequence of the reduction of 16.5% of our net revenue as well as a decrease of 14.8% of our operational costs.

EBITDAR
Our EBITDAR margin was 15.6%, reaching R$ 377.1 million in 3Q09, representing an increase of 1 percentage point in 3Q09, mainly due to all the factors described above in our revenues and costs.

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Hedge

In the first quarter of 2009, we renegotiated our future hedge positions, with the objective of differing the company’s cash outflow and to mature our positions in a moment where the WTI is less volatile. Since then, we have not altered our hedge positions.

For the next 12 months from September 30, 2009, the agreements cover 23% of the advance. Currently, the average value for the same transactions in the period is $ 113 per barrel. At the end of the first quarter of 2009, approximately 65% of the barrels WTI was renegotiated, a reduction of around U.S. $ 117 million disbursed in the period between January and September 2009.

	Renegotiated position			Original position

	Volume¹	Strike²	Coverage³	Volume¹	Strike²	Coverage³

1Q09	1,927	107	52%	2,730	105	73%
2Q09	1,245	113	33%	1,980	112	53%
3Q09	1,145	110	30%	1,580	111	41%
4Q09	830	109	22%	The hedge renegotiation avoided a cash outflow of USD 117 million in the from January to September

Total 2009	5,146	109	34%

1Q10	890	114	23%
2Q10	955	115	25%
3Q10	865	114	22%
4Q10	720	113	19%

Total 2010	3,429	114	22%

1Q11	145	107	4%

1 – Volume in thousand of barrels
2 – Average strike (USD/barril)
3 – Consumption covered forecast

We can observe in the table above that the largest cash outlays have occurred in the first three quarters of 2009. Assuming an average price of USD 70 for a barrel of WTI, disbursed more than USD 32 million in the fourth quarter of 2009. If the price stays the same level during 2010 and 1Q11, the disbursement will be more than 150 million dollars.

Summary of Key Accounting Differences

The summary below is intended to clarify our investors in the comprehension of the most significant differences ocurred in our financial demonstrations between the BR GAAP and the accounting practices according to the IFRS (issued by IASB)

A. Summary of Accounting Differences

Aircraft Revaluation

Under IFRS, our aircraft are revaluated annually, with intermediate quarterly revisions; we hire independent evaluators to perform the aircraft revaluations. Under the BR GAAP, the aircraft revaluation is not allowed.

Revenues from loyalty program points

Under IFRS, we defer the revenue in relation to outstanding (unredeemed) loyalty program points earned by participants in our loyalty program, TAM Fidelidade. This applies to all outstanding loyalty program points, whether earned by customers flying with us or loyalty program points earned by customers who receive points that we sell to our loyalty program partners. We defer this revenue based on a fair value estimate of outstanding points, after deducting our estimate for loyalty points that will expire unused. We recognize passenger revenues on our income statement at the time that passengers take flights by redeeming their loyalty program points.

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Under Brazilian GAAP, with respect to points earned by customers flying with us, we record it as a liability and the related expense for incremental expenses in relation to the redemption of outstanding loyalty points. With respect to revenue from points sold to loyalty program partners, we record it at the time those points were issued to participants.

Financial statement differences

Under BR GAAP, the classification of some items of revenue and expenses is different from tthe IFRS. The reclassifications, other than those mentioned above can be summarized as follows:

With respect to our income statement:

Income or expense	Classification under IFRS	Classification under Brazilian GAAP
Gains (losses) on aircraft revaluation recognized in the income statement	Classified as a separated item	Does not exist
Movements in fair value of fuel derivatives	Classified as a separated item	Financial result

With respect to our balance sheet:

Asset or liability	Classification under IFRS	Classification under Brazilian GAAP
Investment funds	Other financial assets	Cash and cash equivalents
Deferred income taxes	Non-current assets	Classified as a separate line item
Minority interests in entities not owned by us	Classified under “equity”	Classified as a separate line item

In addition, certain amounts relating to accounts receivable and payable, financial liabilities, revenue and operating expenses were presented under Brazilian GAAP on the face of our income statement or balance sheet, as applicable. Under IFRS, we now group these items together in the corresponding IFRS financial statements and then break them out in the notes to those IFRS financial statements.

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Net Income Reconciliation BR GAAP to IFRS – 3Q09

In 3Q09, the impact on the net income of these differences was negative for the result in IFRS and accounted for R$ 135 million, mainly due to the revaluation adjustment of aircraft.

Financial Results – IFRS

Main Financial and Operational Indicators

IFRS (In Reais, except when indicated otherwise)	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variation

Net Revenue (millions)	2,381.2	2,875.4	-17.2%	2,269.6	4.9%	7,268.6	7,612.8	-4.5%
Total Operating Expenses (millions)	2,320.6	2,704.4	-14.2%	2,422.0	-4.2%	7,225.1	7,268.0	-0.6%
EBIT (millions)	60.6	171.0	-64.5%	-152.4	N.A.	43.5	344.8	-87.4%
EBIT Margin %	2.5	5.9	-3.4 p.p.	-6.7	9.3 p.p.	0.6	4.5	-3.9 p.p.
EBITDA (millions)	218.7	304.1	-28.1%	38	468.4%	550.3	304.1	81.0%
EBITDA Margin %	9.2	10.6	-1.4 p.p.	1.7	7.5 p.p.	7.6	4.0	3.6 p.p.
EBITDAR (millions)	347.9	417.6	-16.7%	174.6	99.3%	988.7	998.0	-0.9%
EBITDAR Margin %	14.6	14.5	0.1 p.p.	7.7	6.9 p.p.	13.6	13.1	0.5 p.p.
Net Income (millions)	213.2	-465.4	N.A.	539.6	-60.5%	769.8	-195.3	N.A.

RASK (Domestic + International) (cents)	14.8	19.9	-25.7%	14.4	3.1%	15.2	18.2	-16.6%
Domestic Scheduled RASK (cents)	13.1	18.2	-28.1%	13.2	-0.8%	13.4	17.1	-21.6%
International Scheduled RASK (cents)	10.1	14.9	-32.2%	9.0	12.0%	10.5	12.6	-16.6%
International Scheduled RASK (USD cents)	5.7	7.8	-27.0%	4.6	22.9%	5.9	6.6	-10.2%

Yield (Domestic + International) (cents)	19.7	26.4	-25.2%	20.5	-3.7%	20.9	24.2	-13.3%
Domestic Scheduled Yield (cents)	21.0	28.8	-27.0%	22.6	-7.0%	22.4	26.4	-15.2%
International Scheduled Yield (cents)	13.6	18.6	-26.9%	13.1	3.6%	14.7	16.4	-10.4%
International Scheduled Yield (USD cents)	7.6	9.7	-21.3%	6.7	13.7%	8.3	8.6	-3.5%

Load Factor %	69.7	72.2	-2.5 p.p.	64.4	5.2 p.p.	67.1	71.9	-4.8 p.p.
Domestic Load Factor %	66.6	67.6	-1.0 p.p.	61.7	4.9 p.p.	64.2	69.0	-4.8 p.p.
International Load Factor %	74.1	79.6	-5.5 p.p.	68.4	5.7 p.p.	71.4	76.6	-5.2 p.p.

CASK (cents)	14.4	18.7	-23.0%	15.3	-5.9%	15.1	17.3	-13.2%
CASK excluding fuel (cents)	10.1	11.1	-9.2%	11.4	-11.7%	10.9	10.3	5.0%

CASK USD (cents)	7.7	11.2	-31.2%	7.4	4.4%	7.2	10.3	-29.7%
CASK USD excluding fuel (cents)	5.4	6.7	-18.9%	5.5	-2.1%	5.2	6.1	-15.0%

Obs.: RASK is net of taxes and Yield gross of taxes
Obs.2: The Adjusted EBIT, EBITDA e EBITDAR values exclude fuel derivative market value movements as well as aircraft revaluations

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In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding, (ii) the outcome of the percentage changes may diverge demonstrated.

Income Statement – In millions of Reais

	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variation

Operational Income	2,470.1	2,983.2	-17.2%	2,363.0	4.5%	7,544.6	7,904.1	-4.5%
Flight Revenue	2,208.6	2,743.6	-19.5%	2,085.1	5.9%	6,741.4	7,280.7	-7.4%
Domestic	1,307.0	1,670.2	-21.7%	1,286.3	1.6%	4,035.8	4,521.1	-10.7%
International	663.5	813.1	-18.4%	583.9	13.6%	2,044.2	2,029.0	0.8%
Cargo	238.1	260.4	-8.6%	214.9	10.8%	661.3	730.6	-9.5%
Other operating sales and/or services revenues	261.6	239.6	9.2%	277.8	-5.9%	803.2	623.4	28.8%
Sales deductions and taxes	(89.0)	(107.8)	-17.5%	(93.4)	-4.7%	(276.1)	(291.3)	-5.2%

Net Operational Income	2,381.2	2,875.4	-17.2%	2,269.6	4.9%	7,268.6	7,612.8	-4.5%

Operational Expenses
Fuel	(701.3)	(1,103.6)	-36.5%	(619.9)	13.1%	(2,016.3)	(2,937.0)	-31.3%
Selling and marketing expenses	(198.0)	(258.5)	-23.4%	(247.3)	-19.9%	(602.9)	(727.3)	-17.1%
Aircraft, engine and equipment leasings	(129.3)	(113.6)	13.8%	(136.1)	-5.0%	(438.3)	(340.1)	28.9%
Personnel	(485.5)	(448.3)	8.3%	(506.1)	-4.1%	(1,513.1)	(1,268.3)	19.3%
Maintenance and reviews (except personnel)	(139.5)	(110.9)	25.8%	(188.6)	-26.0%	(538.4)	(308.1)	74.7%
Outsourced services	(175.6)	(186.7)	-5.9%	(186.1)	-5.6%	(565.1)	(497.8)	13.5%
Landing, take-off and navigation charges	(142.8)	(101.7)	40.4%	(156.1)	-8.6%	(444.5)	(346.5)	28.3%
Deprecciation and amortization	(158.1)	(133.1)	18.8%	(181.0)	-12.7%	(506.9)	(313.1)	61.9%
Aircraft insurance	(15.9)	(11.7)	35.7%	(15.9)	-0.1%	(47.7)	(35.9)	32.8%
Other	(174.7)	(236.3)	-26.1%	(184.8)	-5.5%	(551.9)	(493.9)	11.7%

Total of operational expenses	(2,320.6)	(2,704.4)	-14.2%	(2,422.0)	-4.2%	(7,225.1)	(7,268.0)	-0.6%

EBIT	60.7	171.0	-64.5%	(152.39)	N.A.	43.49	344.79	-87.4%

Movements in fair value of fuel derivatives	2.9	(287.1)	N.A.	311.1	-99.1%	251.7	(205.8)	N.A.
Gains (losses) on aircraft revaluation recognized in the income statement	(183.3)	297.9	N.A.	(301.2)	-39.2%	(484.5)	177.2	N.A.

Operating Income (loss)	(119.7)	181.81	N.A.	(142.5)	16.0%	(189.3)	316.1	N.A.
Financial income (expense)	670.5	174.1	285.2%	1,224.8	-45.3%	2,162.5	938.9	130.3%
Other net operating expenses	(271.3)	(1,045.0)	-74.0%	(252.1)	7.6%	(819.4)	(1,502.6)	-45.5%

Income (loss) before income and social contribution taxes	279.6	(689.1)	N.A.	830.3	-66.3%	1,153.7	(247.6)	N.A.
Income tax and social contribution	(66.2)	223.7	N.A.	(290.0)	-77.2%	(382.5)	52.1	N.A.

Income (loss) before minority interest	213.4	(465.4)	N.A.	540.2	-60.5%	771.3	(195.5)	N.A.

Minority Interest	(0.2)	(0.1)	-170.4%	(0.6)	-67.6%	(1.4)	0.2	N.A.

Net Income	213.2	(465.5)	N.A.	539.6	-60.5%	769.8	(195.3)	N.A.

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Gross Revenue
Decrease of 17.2% on the 3Q09 when compared to 3Q08, reaching R$ 2,470.1 millions, due to:

Domestic Revenue
Decrease of 21.7%, reaching R$ 1,307.0 million due to a scheduled yield decrease of 27.0%, partially offset by an increase of demand in RPKs of 7.7% .

International Revenue
Decrease of 18.4% to R$ 663.5 due to a decrease of yield in reais of 26.9%, impacted by the appreciation of the real against the dollar by 7.1%, partially offset by an increase in demand of 13.0%.

Cargo Revenue
Decrease of 8.6%, reaching R$ 238.1 million mainly due to the impact of the slowdown in the global economy, reducing our shipment volumes.

Other Revenues
Increase of 9.2% to R$ 261.6 million due to increased sales of the loyalty program points of 8.8%, as well as an increase of 35.0% of expired tickets and others.

Main Revenue and Expenses – In real cents per ASK

			3Q09 vs 3Q08		3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008
	3Q09	3Q08		2Q09				Variation

Operational Income	15.37	20.68	-25.7%	14.96	2.7%	15.73	18.87	-16.6%
Flight Revenue	13.74	19.02	-27.8%	13.20	4.1%	14.05	17.38	-19.1%
Domestic	8.13	11.58	-29.8%	8.14	-0.2%	8.41	10.79	-22.1%
International	4.13	5.64	-26.8%	3.70	11.6%	4.26	4.84	-12.0%
Cargo	1.48	1.80	-18.0%	1.36	8.8%	1.38	1.74	-21.0%
Other operating sales and/or services revenues	1.63	1.66	-2.0%	1.76	-7.5%	1.67	1.49	12.5%
Sales deductions and taxes	(0.55)	(0.75)	-25.9%	(0.59)	-6.4%	(0.58)	(0.70)	-17.2%

Net Operational Income (RASK)	14.81	19.93	-25.7%	14.37	3.1%	15.15	18.17	-16.6%

Operational Expenses
Fuel	(4.36)	(7.65)	-43.0%	(3.93)	11.1%	(4.20)	(7.01)	-40.1%
Selling and marketing expenses	(1.23)	(1.79)	-31.3%	(1.57)	-21.4%	(1.26)	(1.74)	-27.6%
Aircraft, engine and equipment leasings	(0.80)	(0.79)	2.1%	(0.86)	-6.7%	(0.91)	(0.81)	12.5%
Personnel	(3.02)	(3.11)	-2.8%	(3.20)	-5.8%	(3.15)	(3.03)	4.2%
Maintenance and reviews (except personnel)	(0.87)	(0.77)	12.9%	(1.19)	-27.3%	(1.12)	(0.74)	52.6%
Outsourced services	(1.09)	(1.29)	-15.6%	(1.18)	-7.3%	(1.18)	(1.19)	-0.9%
Landing, take-off and navigation charges	(0.89)	(0.70)	26.0%	(0.99)	-10.2%	(0.93)	(0.83)	12.0%
Deprecciation and amortization	(0.98)	(0.92)	6.6%	(1.15)	-14.2%	(1.06)	(0.75)	41.4%
Aircraft insurance	(0.10)	(0.08)	21.8%	(0.10)	-1.8%	(0.10)	(0.09)	16.0%
Other	(1.09)	(1.64)	-33.7%	(1.17)	-7.2%	(1.15)	(1.18)	-2.4%

Total of Operational Expenses(CASK)	(14.43)	(18.75)	-23.0%	(15.34)	-5.9%	(15.06)	(17.35)	-13.2%

Spread (RASK - CASK)	0.38	1.19	-68.2%	N.A.	-139.1%	0.09	0.82	-89.0%

Operational Expenses
Reduction of 14.2% to R$ 2,320.6 million in 3Q09 compared to 3Q08, due to the fuel expenses, sales and marketing services provided by third parties and others. CASK decreased 23.0% to R$ 14.43 cents and CASK excluding fuel expenses decreased 9.2% to R$ 10.07 cents.

Fuel
Decrease of 36.5% to R$ 701.3 million, due to the reduction in the average cost per liter of 40.7% and the increase of 6.1% in stage length, offset by the effect of the real depreciation against the dollar by 11.9% and the increase in the volume of fuel consumed of 7.1% . Per ASK decreased by 43.0% .

Sales and Marketing
Reduction of 23.4% to R$ 198.0 million, representing 8.3% of total net revenues, down 0.7 percentage points, caused by a reduction in revenue primarily from the international market, as well as cargo, where commercial expenses are higher. Per ASK decreased by 31.3% .

Aircraft, engine and equipment leasing
Increased 13.8% to R$ 129.3 million mainly due to the real depreciation against the dollar of 11.9% on the quarter average compared to the same period of 2008. Per ASK increased by 2.1% .

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Personnel Expenses
Increase of 8.3% to R$ 485.5 million due to salary increase of 8% in December 2008 and by 1.2% increase in the number of employees, which reached 24,164. Per ASK decreased by 2.8% .

Maintenance and repais (excpet personnel)
Increased 25.8% to R$ 139.5 million, due primarily to an increase in our fleet of 15 aircraft, increasing total flight hours in 5.8% and an 11.9% depreciation of the average rate of the real against the dollar during the quarter, partially offset by the change in mix of aircraft (eliminating the MD11 models from our fleet). Per ASK increased 12.9% .

Third party services
Decreased 5.9% to R$ 175.6 million mainly due to the reduction of expenditure on advisory services and consulting business. Per ASK decreased by 15.6% .

Landing, take-off and navigation charges
Increased 40.4% to R$ 142.8 million due to an increase in international flights, for which expenses are higher than domestic, increased aid to navigation, which resulted from an increase of 7.6% in kilometers flown, by a 1.4% increase in take-offs and depreciation of 11.9% of the average rate for the quarter of the real against the dollar. Per ASK increased by 26.0% .

Depreciation and Amortization
Increased 18.8% to R$ 158.1 million primarily due to an increase of 10 aircraft classified as capital leases. Per ASK decreased by 6.6% .

Aircraft insurance
Increased 35.7% to R$ 15.9 million mainly due to net increase of our fleet of 15 aircraft, and the effect of the depreciation of 11.9% of the average rate for the quarter of the real against the dollar. Per ASK increased 21.8% .

Other
Decreased 26.1%, reaching R$ 174.7 million, mainly due to a non recurring reduction provisions. Per ASK reduced 33.7%

Movments in fair value of fuel derivatives
The perceived gain of R$ 2.9 million generated from the fuel derivative operations are mainly due to a disinclination from the WTI future curve and to the real appreciation against the dollar.

Gain(loss) on aircraft revaluation
Loss of R$ 183.3 million, mainly due to the dollar variation from R$ 1.91 ate the end of 2Q09 to R$ 1.78 ate the end of 3Q09.

Net financial result
Net financial revenue of R$ 399.3 million, mainly due to the positive impact of exchange rate in relation to 2Q09, which affected our balance sheet.

Net income
Net income of R$ 213.17 million due to the above, representing a reversal of a negative margin of 16.2% in 3Q08 to a positive margin in 3Q09, representing 8.9% of net revenue.

EBIT
Our EBIT margin was 2.5%, reaching R$ 60.6 million in 3Q09, due to the 17.2% decrease in our net revenue as well as the 14.2% decrease in our operational costs.

EBITDAR
Our EBITDAR margin was 14.6%, reaching R$ 347.9 million in 3Q09, representing a slight increase of 0.1 percentage point in 3Q09, mainly due to all the factors described above in our revenues and costs.

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Cash Flow

Hedge
The cash consumed with the maturing of our fuel hedging operations was R$ 93 million.

Cash Flow from operational activities
The generated cash from our operational activities was R$ 97 million, mainly due to the revenue increase when compared to the previous quarter.

Cash Flow from investment activities
The cash used for investment activities was R$ 108 million, mostly due to the acquisition of immobilized and intangible assets worth R$ 82 million and for the pre-payment of aircraft with a net value of R$ 12 million.

Cash Flow from financing activities
The cash used for financing activities was R$ 75 million, mainly due to leasing and debt payments worth R$ 138 million, partially offset by new funds rising of R$ 64 million.

Debentures
In July we issued debentures, representing a net increase in our cash of R$ 595 million.

Bonds
Our Bond issuance in October represented a net increase in our cash of R$ 510 million.

Indebtedness

Our total liability presented in the balance sheet at the end of the 3Q09 was R$ 6,796.1 million, of which 83% was denominated in foreign currency

Breakdown and Maturity of financial debt

IFRS (in thousands of reais)					As of September 30 2009

						%	Leases not included	Total Debt
	Lease Payable	Loans	Debentures	Bonds	Total	Total	in the Balance Sheet	Adjusted

Less than one year	714.6	304.5	318.5	56.3	1,084.4	13%	386.9	1,471.4
Between one and two years	1,241.4	133.1	816.6	78.7	1,953.1	24%	692.7	2,645.8
Between three and five years	1,285.3	2.8	192.5	78.7	1,966.7	24%	383.0	2,349.7
More than Five years	2,428.0	8.6	-	651.5	3,088.1	38%	194.1	3,282.1

Total	5,669.3	448.9	1,327.6	865.1	8,092.4	100%	1,656.6	9,749.0

Discount effect	(955.4)	(17.9)	(226.9)	(314.7)	1,296.3	-16%	-	(1,296.3)

Accounting value	4,714.0	431.0	1,100.8	550.4	6,796.1	84%	1,656.6	8,452.7

In Foreign Currency	99%	90%	0%	100%	83%		100%	86%
In Local Currency	1%	10%	100%	0%	17%		0%	14%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 8,452.7 million, of which 85% is foreign currency-denominated.

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Estimates

As commented before, we are observing a strong demand recovery since the end of the third quarter of 2009. The domestic market already presents and even higher growth than our revised estimates (we believed growth would be between 1% and 5%). We emphasize that during the second quarter we announced that, in order to avoid severe cash outflow, we decided to do not start the new international route, since there are several set-up costs related to launching new international destination.

We are budgeting for the year of 2010 and we will release our guidance once we have it approved by the Board:

Types of Leases – 3Q09

				Leasing Types

Models	Capacity	Total		Financial		Operating

		2009	2008	2009	2008	2009	2008

B777	365 seats	4	1	4	1	0	0
MD-11	289 seats	0	2	0	0	0	2
A340	267 seats	2	2	2	2	0	0
A330	212 / 213 seats	16	12	14	10	2	2
B767	205 seats	3	3	3	3	0	0

Wide Body		25	20	23	16	2	4

A321	220 seats	5	3	5	3	0	0
A320	156 / 174 seats	82	78	27	26	55	52
A319	144 seats	21	17	11	11	10	6

Narrow Body		108	98	43	40	65	58

Total		133	118	66	56	67	62

The classification presented according to the type of lease contract is required given accounting rules. Contractually, we have only 4 aircraft as financial lease – the B777 models.

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Fleet Plan at the end of the Period

All financing for our aircraft arriving in 2010 is negotiated. Our average fleet age is 6 years. Currently, we have 133 aircraft in our fleet. However, we will end 2009 with 132 aircraft according to our fleet plan presented below.

Aircraft	2009	2010	2011	2012	2013

Total Airbus narrow-body (A319, A320, A321)	107	110	113	115	117

Total Airbus wide-body (A330, A340)	18	20	22	22	22

B767	3	3	3	3	3
B777	4	4	4	8	10

Total Boeing wide-body	7	7	7	11	13

Total Fleet	132	137	142	148	152

Stock Market

Shareholders’ position as of September 30, 2009

	Ordinary		Preferential
Shareholders	Shares	(%)	Shares	(%)	Total	(%)

Controlling Shareholders	44,883,754	89.42%	24,768,755	24.67%	69,652,509	46.25%
TAM – Empreendimentos e Participações S.A	44,804,238	89.26%	24,768,755	24.67%	69,572,993	46.20%
Agropecuária Nova Fronteira Ltda.	79,516	0.16%	0	0.00%	79,516	0.05%

Other	5,311,295	10.58%	75,621,343	75.33%	80,932,638	53.75%
Amaro Aviation Part SA	5,295,149	10.55%	0	0.00%	5,295,149	3.52%
Treasury stocks	0	0.00%	402,311	0.40%	402,311	0.27%
Minority Shareholders	16,146	0.03%	75,219,032	74.93%	75,235,178	49.96%

Total	50,195,049	100.00%	100,390,098	100.00%	150,585,147	100.00%

In September 30, 2009, our market value was R$ 3.5 billion. Our free float is 53.75%, the average daily trade of our share in BOVESPA and NYSE was about 2.2% of the total free float and the daily trade volume around R$ 24.1 million and USD 9.2 million, in BOVESPA and NYSE respectively in 3Q09

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Tables

Operating data

	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sep 2009	Jan Sep 2008	Variation

Total
Trasnsported Passangers (thousands)	7,672	7,669	0.0%	7,086	8.3%	22,086	22,759	-3.0%
RPK (millions)	11,201	10,409	7.6%	10,179	10.0%	32,189	30,136	6.8%
ASK (millions)	16,076	14,427	11.4%	15,793	1.8%	47,973	41,891	14.5%
Load factor - %	69.7	72.2	-2.5 p,p,	64.4	5.2 p,p,	67.1	71.9	-4.8 p,p,
Break-even Load Factor - %	66.3	67.8	-1.5 p,p,	68.7	-2.4 p,p,	65.3	68.3	-3.0 p,p,
Average tariff	257	324	-20.7%	264	-2.7%	275	288	-4.3%
Flight hours	140,730	133,071	5.8%	137,467	2.4%	419,328	384,537	9.0%
Kilometers flown by aircraft (thousands)	84,310	78,325	7.6%	82,982	1.6%	252,536	228,043	10.7%
Liters of fuel (thousands)	551,260	514,755	7.1%	535,653	2.9%	1,637,624	1,512,648	8.3%
Aircraft utilization (hours per day)	11.6	12.6	-8.1%	11.6	-0.3%	11.6	12.6	-7.8%
Aircraft utilization by track (hours per day)	12.1	13.1	-7.7%	12.2	-1.3%	12.2	13.7	-10.9%
Landings	70,854	69,853	1.4%	69,616	1.8%	212,213	204,484	3.8%
Stage Length	1,190	1,121	6.1%	1,192	-0.2%	1,190	1,115	6.7%
Total number of employees	24,164	23,871	1.2%	24,192	-0.1%	24,164	23,871	1.2%
- TAM Linhas Aéreas	23,398	23,185	0.9%	23,460	-0.3%	23,398	23,185	0.9%
- TAM Mercorsur (TAM Airlines)	447	443	0.9%	437	2.3%	447	443	0.9%
- TAM Fidelidade (TAM Viagens)	319	243	31.3%	295	8.1%	319	243	31.3%
WTI end (NYMEX) (at US$/Barril)	70.6	100.6	-29.8%	69.9	1.0%	70.6	100.6	-29.8%
WTI average (NYMEX) (at US$/Barril)	68.2	118.7	-42.5%	59.8	14.1%	57.2	113.6	-49.6%
End of period Exchange rate	1.7781	1.9143	-7.1%	1.9516	-8.9%	1.7781	1.9143	-7.1%
Average Exchange rate	1.8659	1.6678	11.9%	2.07	-9.9%	2.084	1.6868	23.5%

Domestic Market
Trasnsported Passangers (thousands)	6,517	6,490	0.4%	5,988	8.8%	18,708	19,325	-3.2%
RPK domestic (millions)	6,323	6,041	4.7%	5,743	10.1%	18,298	17,776	2.9%
RPK domestic scheduled (millions)	6,074	5,637	7.7%	5,609	8.3%	17,539	16,687	5.1%
ASK domestic (millions)	9,491	8,939	6.2%	9,311	1.9%	28,516	25,757	10.7%
ASK domestic scheduled (millions)	9,190	8,482	8.3%	9,139	0.6%	27,608	24,505	12.7%
Domestic Load Factor %	66.6	67.6	-1.0 p,p,	61.7	4.9 p,p,	64.2	69.0	-4.8 p,p,
Market share - %	43.7	52.6	-8.9 p,p,	46.2	-2.5 p,p,	46.4	50.3	-3.9 p,p,

International Market
Trasnsported Passangers (thousands)	1,155	1,179	-2.0%	1,098	5.2%	3,378	3,435	-1.6%
RPK international (millions)	4,878	4,368	11.7%	4,435	10.0%	13,891	12,361	12.4%
RPK international scheduled (millions)	4,857	4,297	13.0%	4,424	9.8%	13,855	12,265	13.0%
ASK international (millions)	6,585	5,488	20.0%	6,482	1.6%	19,458	16,134	20.6%
ASK international scheduled (millions)	6,553	5,379	21.8%	6,455	1.5%	19,380	15,979	21.3%
International Load Factor %	74.1	79.6	-5.5 p,p,	68.4	5.7 p,p,	71.4	76.6	-5.2 p,p,
Market share - %	88.3	75.8	12.5 p,p,	86.6	1.7 p,p,	86.8	72.4	14.4 p,p,

Página 17 de 24

Revenue per type of service – BR GAAP

BR GAAP (Thousands)	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variation

Domestic revenue
Scheduled Pax	1,276,639	1,623,836	-21.4%	1,267,376	0.7%	3,925,324	4,403,573	-10.9%
Charter Pax	30,386	46,325	-34.4%	18,950	60.3%	110,506	117,492	-5.9%

Total	1,307,025	1,670,161	-21.7%	1,286,326	1.6%	4,035,830	4,521,065	-10.7%

International revenue
Scheduled Pax	660,414	799,396	-17.4%	580,798	13.7%	2,036,361	2,012,066	1.2%
Charter Pax	3,075	13,675	-77.5%	3,096	-0.7%	7,882	16,895	-53.3%

Total	663,489	813,071	-18.4%	583,895	13.6%	2,044,243	2,028,961	0.8%

Cargo revenue
Domestic cargo	113,693	125,504	-9.4%	110,024	3.3%	321,626	337,266	-4.6%
International Cargo	124,364	134,900	-7.8%	104,868	18.6%	339,714	393,358	-13.6%

Total	238,057	260,404	-8.6%	214,893	10.8%	661,340	730,624	-9.5%

Other operating revenue
Loyalty Program	157,976	145,164	8.8%	156,007	1.3%	522,330	336,624	55.2%
Expired tickets and other	133,240	98,680	35.0%	133,670	-0.3%	331,177	309,151	7.1%
Agency of trip and tourism	12,138	18,688	-35.0%	19,988	-39.3%	46,764	41,721	12.1%

Total	303,354	262,532	15.5%	309,665	-2.0%	900,271	687,496	30.9%

Gross Revenue	2,511,925	3,006,168	-16.4%	2,394,778	4.9%	7,641,684	7,968,146	-4.1%

Revenue per type of service – IFRS
IFRS (Thousands)	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variation

Domestic revenue
Scheduled Pax	1,276,639	1,623,836	-21.4%	1,267,376	0.7%	3,925,324	4,403,573	-10.9%
Charter Pax	30,386	46,325	-34.4%	18,950	60.3%	110,506	117,492	-5.9%

Total	1,307,025	1,670,161	-21.7%	1,286,326	1.6%	4,035,830	4,521,065	-10.7%

International revenue
Scheduled Pax	660,414	799,396	-17.4%	580,798	13.7%	2,036,361	2,012,066	1.2%
Charter Pax	3,075	13,675	-77.5%	3,096	-0.7%	7,882	16,895	-53.3%

Total	663,489	813,071	-18.4%	583,895	13.6%	2,044,243	2,028,961	0.8%

Cargo revenue
Domestic cargo	113,693	125,504	-9.4%	110,024	3.3%	321,626	337,266	-4.6%
International Cargo	124,364	134,900	-7.8%	104,868	18.6%	339,714	393,358	-13.6%

Total	238,057	260,404	-8.6%	214,893	10.8%	661,340	730,624	-9.5%

Other operating revenue
Loyalty Program	116,196	122,187	-4.9%	124,183	-6.4%	425,292	272,549	56.0%
Expired tickets and other	133,240	98,682	35.0%	133,670	-0.3%	331,177	309,151	7.1%
Agency of trip and tourism	12,138	18,688	-35.0%	19,988	-39.3%	46,764	41,721	12.1%

Total	261,574	239,557	9.2%	277,841	-5.9%	803,233	623,421	28.8%

Gross Revenue	2,470,145	2,983,193	-17.2%	2,362,954	4.5%	7,544,646	7,904,071	-4.5%

Página 18 de 24

Condensed Balance Sheet – BR GAAP (thousand)

	09/30/09	06/30/09		09/30/09	06/30/09
Total assets	12,752,213	12,411,051	Total liabilities and stockholders' equity	12,752,213	12,411,051
Current assets	2,999,580	2,556,516	Current liabilities	3,377,322	3,237,048
Cash and bank balances	1,232,701	817,379	Loans and financing	292,965	267,256
Cash and cash equivalents	1,046,134	671,899	Debentures	218,989	22,004
Marketable securities	186,567	145,480	Suppliers	308,641	336,782
Receivables	1,138,120	1,106,138	Taxes, charges and contributions	146,878	179,283
Trade accounts receivable	1,138,120	1,106,138	Dividends payable	599	599
Sundry credits	0	0	Other	2,409,250	2,431,124
Inventories	247,404	253,608	Leases	561,565	602,632
Inventories	215,049	209,636	Salaries and social charges	376,900	337,691
Assets held for sale	32,355	43,972	Advance ticket sales	918,695	929,673
Other	381,355	379,391	TAM loyalty program	51,267	46,515
Taxes recoverable	124,353	140,641	Income tax and social contribution payable	250	479
Deferred income tax and social
contribution	76,899	63,342	Reorganization of Fokker 100 fleet	16,948	18,032
Prepaid expenses	108,342	90,846	Senior notes	16,938	7,676
Aircraft insurance	11,146	27,281	Derivative financial instruments	279,231	307,141
Other receivables	60,615	57,281	Deferred gain on sale-leaseback	32,085	32,085
Long-term assets	9,752,633	9,854,535	Deferred income tax and social	37,182	33,597
Long-term receivables	1,349,715	1,440,973	contribution
Sundry receivables	239,863	240,371	Other	118,189	115,603
Marketable Securities	239,863	240,371	Long-term liabilities	7,640,427	7,784,550
Related parties	0	0	Long-term liabilities	7,640,427	7,784,550
Others	1,109,852	1,200,602	Loans and financing	138,030	126,035
Deposits in guarantee	83,854	72,571	Debentures	881,774	500,000
Deferred income tax and social	533,154	616,773	Provisions	1,060,544	1,028,138
contribution
Advances for aircraft	403,572	418,611	Provision for contingencies	1,060,544	1,028,138
maintenance
Others receivables	89,272	92,647	Other	5,560,079	6,130,377
Permanent assets	8,402,918	8,413,562	Obligations under finance leases	4,152,389	4,682,342
Investments	0	70	Deferred income tax and social
Subsidiaries – Goodwill	0	0	contribution	476,924	390,402
Other	0	70	Reorganization of Fokker 100 fleet	16,328	22,299
Property, plant and equipment	8,201,212	8,240,714	Senior Notes	533,430	585,480
Property, plant and equipment	7,716,765	7,797,228	Derivative financial instruments	57,514	122,590
Advances to aircraft	484,447	443,486	Deferred gain on sale-leaseback	91,292	99,312
manufacturers			Deferred income	11,099	11,099
Intangible assets	201,706	172,778
			Other	221,103	216,853
			Minority interest	3,288	3,242
			Stockholders’ equity	1,731,176	1,386,211
			Paid-up capital	675,497	675,497
			Capital reserves	97,629	96,135
			Capital reserves	74,946	74,946
			Stock option plan	34,053	32,559
			Treasury stocks	-11,370	-11,370
			Revaluation reserve	134,446	136,762
			Own assets	0	0
			Subsidiary/associated companies	134,446	136,762
			Expansion reserves	0	0
			Legal	0	0
			Cumulative translation adjustments	-14,694	-11,773
			Cumulative translation adjustments	-14,694	-11,773
			Retained earnings	838,298	489,590

Página 19 de 24

Condensed Balance Sheet – IFRS (thousand)

	September	December 31,
Assets	30, 2009	2008

Non-current assets
Property, plant and equipment	7,716,681	9,326,171
Pre-delivery payments	484,447	426,224
Intangible assets	201,706	152,092
Deferred income tax and social contribution	275,023	259,984
Other non-financial assets	816,561	706,878

	9,494,418	10,871,349

Current assets
Trade and other receivables	1,374,164	1,404,464
Inventories	215,049	169,422
Non-current assets held for sale	32,355	62,134
Income taxes recoverable	124,351	120,712
Cash and cash equivalents	446,964	671,785
Other financial assets	785,737	1,242,271

	2,978,620	3,670,788

Total assets	12,473,038	14,542,137

	September	December 31,
Liabilities	30, 2009	2008

	(unaudited)
Non-current liabilities
Financial liabilities	5,705,623	7,178,873
Derivative financial instruments	57,514	107,057
Deferred income	393,665	369,210

Provisions	1,060,544	947,800
Other non-current liabilities	237,431	282,993

	7,454,777	8,885,933

Current liabilities
Trade and other payables	833,018	967,553
Deferred income	1,253,153	1,105,719
Current income tax liabilities	250	83,429
Financial liabilities	1,090,457	910,153
Derivative financial instruments	279,231	1,021,928
Other current liabilities	135,136	149,091

	3,591,245	4,237,873

Total liabilities	11,046,022	13,123,806

Equity
Capital and reserves attributable to equity holders of TAM S.A
Share capital	675,497	675,497
Revaluation reserve	436,606	1,244,465
Other reserves	83,645	92,092
Retained earnings (accumulated deficit)	227,980	(597,957)

	1,423,728	1,414,097

Minority interest	3,288	4,234

Total equity	1,427,016	1,418,331

Total liabilities and equity	12,473,038	14,542,137

Página 20 de 24

Cash Flow – BR GAAP (thousand)
	07/01/09 to	01/01/09 to	07/01/08 to	01/01/08 to
	09/30/09	09/30/09	09/30/08	09/30/08
Net cash generated by operating activities	(37,145)	(132,834)	(238,661)	(254,230)
Cash generated by operating activities	318,864	248,160	438,425	999,393
Net income for the quarter/period	347,954	1,198,644	(663,641)	(280,549)
Deferred income tax and social contribution	159,212	593,299	(318,568)	(97,960)
Depreciation and amortization	146,701	434,980	132,439	304,390
Net book value of property, plant and equipment sold	3,091	(20,167)	686	18,020
Foreign exchange rate variations and net interest	(426,684)	(1,407,413)	985,934	692,673
Provisions for contingencies	26,686	82,835	(3,697)	62,140
Minority interest	201	1,451	74	(175)
Other provisions	154,689	156,771	19,123	28,866
Fair value movements of derivative financial instruments	(92,986)	(792,240)	286,075	271,988
(Increase) decrease in assets and liabilities	(356,009)	(380,994)	(677,086)	(1,253,623)
Marketable securities	(43,050)	246,785	(511,738)	(702,244)
Accounts receivable	(33,848)	12,071	(92,815)	(254,705)
Inventories	(5,413)	(45,627)	(22,809)	(43,205)
Non-current assets held for sale	2,861	25,323	4,302	8,604
Recoverable taxes	16,288	845	(41,991)	(33,012)
Prepaid expenses	(17,496)	(17,755)	2,104	51,178
Contingency provision net of judicial deposits	(12,878)	(27,341)	23,268	(12,636)
Advances for aircraft maintenance	(23,694)	(85,734)	(43,335)	(159,015)
Other receivables	(1,428)	67,475	74,060	49,168
Suppliers	(28,141)	(177,454)	(22,337)	(59,617)
Salaries and social charges	39,209	58,949	37,699	69,544
Advance ticket sales	(10,978)	98,915	29,002	38,201
Taxes and tariffs payable	(32,405)	(16,030)	(29,841)	16,277
Insurance	16,135	47,548	11,891	36,111
Other payables	(132,732)	(219,830)	8,684	7,525
Tax paid	(803)	(86,967)	(37,259)	(58,443)
Interest paid	(87,636)	(262,167)	(65,971)	(207,354)
Other	0	0	0	0
Net cash generated by investing activities	(108,462)	(288,477)	103,376	(151,734)
Marketable securities	2,471	(115,672)	0	0
Sale of property, plant and equipament	1,463	32,050	978	6,184
Acquisition of property, plant and equipment	(53,651)	(136,532)	(30,229)	(187,123)
Increase in intangible assets	(28,225)	(69,920)	(12,904)	(29,974)
Pre delivery payments made (returned net)	(11,979)	(8,779)	130,000	11,770
Deposits in guarantee	(18,541)	10,376	15,531	47,409
Net cash generated by financing activities	519,842	110,932	(280,172)	(797,872)
Purchase of own shares	0	0	(5,465)	(11,362)
Dividends paid	0	0	0	(72,017)
Loans and financing	43,012	(82,499)	(133,807)	(486,173)
Leases	(117,765)	(401,164)	(140,900)	(223,529)
Debentures issued	594,595	594,595	0	(4,791)
Exchange variation in cash and cash equivalents	0	0	0	0
Increase (decrease) in cash and cash equivalents	374,235	(310,379)	(415,457)	(1,203,836)
Cash and cash equivalents at the beginning of the quarter/period	671,899	1,356,513	941,349	1,729,728
Cash and cash equivalents at the end of the quarter/period	1,046,134	1,046,134	525,892	525,892

Página 21 de 24

Cash Flow – IFRS (thousand)

	Quarter ended		Nine months period ended

	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Cash flows from operating activities
Cash generated from (used in) operations	(369,112)	380,704	301,859	1,015,448
Tax paid	(803)	(37,259)	(86,967)	(58,443)
Interest paid	(87,636)	(65,971)	(262,167)	(207,354)

Net cash generated from (used in) operating activities	(457,551)	277,474	(47,275)	749,651

Cash flows from investing activities
Investment (redemption) of collateral	2,471		(115,672)
Proceeds from sale property, plant and equipment	1,463	978	32,050	6,184
Purchases of property, plant and equipment	(53,651)	(30,229)	(136,532)	(187,123)
Purchases of intangible assets	(28,225)	(12,904)	(69,920)	(29,974)
Deposits in guarantee
Reimbursement	2,488	69,364	37,767	122,165
Deposits made	(21,029)	(53,833)	(27,391)	(74,756)
Pre-delivery payments
Reimbursement	24,562	156,629	67,500	190,107
Payments	(36,541)	(26,629)	(76,279)	(178,337)

Net cash from (used in) investing activities	(108,462)	103,376	(288,477)	(151,734)

Cash flows from financing activities
Purchase of treasury shares		(5,465)		(11,362)
Dividends paid to the Company's stockholders				(72,017)
Short and long-term borrowings
Issuance	63,572	71,470	63,572	97,928
Repayment	(20,560)	(205,277)	(146,072)	(584,101)
Repayment of finance leases	(117,765)	(140,900)	(401,164)	(223,529)
Debentures
Issuances	594,595		594,595
Repayments				(4,791)

Net cash increase (used in) from financing activities	519,842	(280,172)	110,931	(797,872)

Net increase (decrease) in cash and cash equivalents	(46,171)	100,678	(224,821)	(199,955)

Cash and cash equivalents at beginning of period	493,135	165,905	671,785	466,538

Cash and cash equivalents at end of period	446,964	266,583	446,964	266,583

Supplementary information on cash flows
Non cash investing and financing activities – acquisition of aircrafts under finance lease		264,557	181,201	458,659

Página 22 de 24

Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometer

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relations Contacts

Libano Miranda Barroso (CEO, CFO and Investor Relations Director)

Sandoval Martins Pereira (Planning and Investor Relations Director)

Jorge Helito (Investor Relations Manager)

Marseau Franco (Investor Relations Analyst)

Tel.: (5511) 5582-9715

Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ir

Página 23 de 24

About Us: (www.tam.com.br)
We have been the domestic market leader since July of 2003, and closed October 2009 with 44.6% of market share. We fly to 42 destinations in Brazil. Through business agreements signed with regional companies, we reach 79 different destinations in Brazil. Our market share among Brazilian companies that operate international flights stood at 86.8% in October. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.3 million tickets.

Forward-looking statement:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment, operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

Página 24 de 24

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.